Filed by NACCO Industries, Inc. pursuant to
Rule 425 promulgated under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
promulgated under the Securities Act of 1934
Subject Company: Applica Incorporated
Commission File No.: 1-10177
          The following is the transcript from the conference call hosted by NACCO Industries, Inc. and Applica Incorporated on July 24, 2006 in connection with the companies’ announcement of the proposed spin off by NACCO Industries, Inc. of its Hamilton Beach/Proctor-Silex business to NACCO Industries, Inc.’s stockholders and subsequent merger of Applica Incorporated with and into Hamilton Beach/Proctor-Silex.
Unidentified Company Representative: Good morning. Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus/information statement included within the registration statement on Form S-4 when they become available and any other relevant documents filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction and the parties thereto. Investors and security holders may obtain free copies of these documents when they become available through the Web site maintained by the SEC at www.SEC.gov, and directly from any of the parties to the transaction at the telephone numbers, mailing addresses or Web site addresses set forth at the end of our joint news release.
Applica Incorporated and Hamilton Beach/Proctor-Silex, their directors and certain other members of their management may be deemed to be participants in the solicitation of proxies from Applica stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the registration statement on Form S-4 and the proxy statement/prospectus/information statement. In addition, information about Applica’s directors, executives, officers and members of management is contained in Applica’s most recent proxy statement, which is available on Applica’s Web site and at www.SEC.gov. Additional information regarding the interests of such potential participants will be included in the registration statement on Form S-4 and the proxy statement prospectus information statement.
Thank you.
Operator: Good day, ladies and gentlemen, and welcome to the NACCO Industries conference call to discuss Hamilton Beach/Proctor-Silex spin-off and merger with Applica Incorporated.
My name is [LaTosha], and I will be your operator for today. At this time, all participants are in listen-only mode. We will be facilitating a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS).

I would now like to turn the presentation over to Ms. Christina Kmetko, Manager of Finance. Please proceed, ma’am.
Christina Kmetko: Good morning, everyone, and thank you for joining us today.
Early this morning, NACCO Industries, Inc. and Applica Incorporated issued a joint news release announcing the tax-free spin-off of NACCO’s Hamilton Beach/Proctor-Silex business and merger of Applica with and into Hamilton Beach/Proctor-Silex to form an independent public company to be named Hamilton Beach, Inc. If anyone has not yet received a copy of this news release, you may obtain a copy on NACCO’s Web site at www.NACCO.com, Hamilton Beach/Proctor-Silex’s Web site at www.HamiltonBeach.com, or on Applica’s Web site at www.ApplicaInc.com.
The conference call today will be hosted jointly by Al Rankin, Chairman, President and Chief Executive Officer of NACCO, who will become the Non-Executive Chairman of Hamilton Beach, Inc.’s Board of Directors; Harry Schulman, Chairman, President and CEO of Applica; and Dr. Mike Morecroft, Hamilton Beach/Proctor-Silex’s President and CEO, who will become President and CEO of Hamilton Beach, Inc. Also in attendance representing NACCO is Ken Schilling, Vice President and Controller, as well as Jim Taylor, Vice President-Finance and Treasurer of Hamilton Beach/Proctor-Silex. In addition, we have Chuck Bittenbender, Vice President and General Counsel and Secretary of NACCO, who will be available to discuss any questions concerning the legal matters related to this relatively complex transaction.
Before we begin, I would like to remind participants that this conference call may contain certain forward-looking statements. These statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements made here today. Additional information regarding these risks and uncertainties was set forth in this morning’s press release.
I will now turn the call over to Al Rankin.
Al Rankin: Good morning. Today, we’re pleased to be announcing a strategically and financially compelling transaction which, we believe, creates the opportunity for significant value enhancement for both NACCO and Applica stockholders, as well as benefit customers and employees.
NACCO and Applica announced today that NACCO, Hamilton Beach/Proctor-Silex and Applica have entered into definitive agreements whereby NACCO will spin-off its Hamilton Beach/Proctor-Silex business to NACCO stockholders and immediately after the spin-off, Applica will merge into Hamilton Beach/Proctor-Silex. The transaction is expected to create the largest U.S. public company focused on the small electric household appliance industry.
The new company, which will be called Hamilton Beach, Inc., is expected to have annual sales of approximately $1.1 billion and a broad portfolio of products that include some of the most recognized and respected brands in the industry. As a larger organization, we believe Hamilton Beach, Inc. will benefit from enhanced scale, have an improved competitive position, increased capital structure flexibility, and opportunities for considerable cost synergies and future growth. Additionally, the combination of Hamilton Beach/Proctor-Silex and Applica will create a company with strengthened international presence through the combination of complementary positions in Mexico, Latin America, and Canada. Furthermore, NACCO stockholders will maintain ownership in a strong operating holding company with leading positions in the forklift truck and coal mining industries through its NACCO Materials Handling Group and North American Coal subsidiaries, each of which have clear objectives and established profit improvement and growth initiatives, which we expect will increasingly provide improvements to operations and results, as we have outlined in NACCO’s earnings releases and annual reports. In addition, the transaction will enable investors in NACCO to have a more focused investment in materials handling and coal mining businesses. NACCO will also continue to own and operate The Kitchen Collection retail business.
Specifically, as I have said in past calls, results of these programs are expected to become increasingly visible in 2006, especially in the second half, and to an even greater extent in 2007, as established programs mature in NACCO Materials Handling Group’s leading global forklift truck business and the high-return low-volatility coal business. Further, following this transaction and in the context of these established programs, we believe NACCO will be solidly positioned to pursue future opportunities.
The Hamilton Beach, Inc. name reflects a well-respected heritage brand that is widely recognized by both consumers and investors, and the company will have a strong portfolio of a number of well-known brands. Hamilton Beach, Inc. will design, market and distribute a wide range of products under highly respected brand names, including Black & Decker®, Hamilton Beach®, Proctor-Silex®, eclectrics®, Traditions®, Windmere®, TrueAir®, LitterMaid®, Hamilton Beach® Commercial, and Belson®.
Our confidence in the ability of Hamilton Beach, Inc. to be a high value-generating enterprise is based on a number of factors. First, Hamilton Beach/Proctor-Silex’s leadership team is highly regarded in the small electric household appliance industry and has a demonstrated track record for improving operations, increasing working capital efficiencies, and generating significant improvements to cash flow. Secondly, Hamilton Beach, Inc. will have the benefit of Hamilton Beach/Proctor-Silex’s business model as a platform for performance improvement, including a highly successful consumer focused new product development and innovation process. Additionally, increased scale should allow Hamilton Beach, Inc. to strengthen its ability to provide important value-added services to key retail customers.
The spin-off and merger, which have been approved by the Boards of Directors of NACCO, Hamilton Beach/Proctor-Silex and Applica, have been structured as a reverse Morris Trust transaction, which means the transaction is expected to be tax-free to U.S.

stockholders of both companies and is not expected to create any tax liability at the NACCO level associated with the spin-off and subsequent merger.
Our objective is to complete the transaction by the end of the third quarter, subject to obtaining customary regulatory approvals and the approval of Applica stockholders. Upon completion of the spin-off and merger, stockholders of both NACCO and Applica will receive shares in Hamilton Beach, Inc., which will have a capital structure with dual classes of stock similar to NACCO’s capital structure. Hamilton Beach, Inc. will apply to list its Class A common stock on the New York Stock Exchange.
In the spin-off, NACCO stockholders, in addition to retaining their shares of NACCO stock, will receive one-half of a share of Hamilton Beach, Inc. Class A common stock and one-half of a share of Hamilton Beach, Inc. Class B common stock for each share of NACCO common stock they own. The outstanding shares of Applica common stock will be converted into the right to receive a number of shares of Hamilton Beach, Inc. Class A Common Stock equal to 25% of the aggregate number of shares of Hamilton Beach, Inc. Class A common stock outstanding immediately following the merger. That should be Class A and Class B common stock outstanding. Upon closing of the merger, NACCO stockholders are expected to own 75% of the outstanding stock of Hamilton Beach, Inc. and Applica stockholders are expected to own 25%. Under the terms of the proposed transaction, immediately prior to the spin-off, NACCO will receive a cash dividend of $110 million from Hamilton Beach/Proctor-Silex.
Commitments for financing have been secured to provide Hamilton Beach, Inc. with funding to finance ongoing operations and growth, the repayment of Applica’s and Hamilton Beach/Proctor-Silex’s existing debt, and a cash dividend to NACCO. On a pro forma basis for the spin-off and merger, Hamilton Beach, Inc. would have had total debt of approximately $295 million as of March 31, 2006, including the debt of both companies’, $110 million dividend and payment of estimated transaction fees and expenses. After paying a dividend to NACCO and the repayment of the debt, Hamilton Beach, Inc. is expected to have a solid balance sheet and significant opportunity for free cash flow generation.
Following the proposed transaction and in light of the continued substantial long-term ownership interest of NACCO stockholders in Hamilton Beach, Inc., I will serve as the Non-Executive Chairman of the Board of Directors of Hamilton Beach, Inc., as Christy previously mentioned in her introduction to this call. Dr. Michael Morecroft, currently the President and CEO of Hamilton Beach/Proctor-Silex, will be the President and CEO of Hamilton Beach, Inc.
Before introducing Mike, I’d like to ask Harry Schulman, the Chairman, President and CEO of Applica, to make a few comments on the transaction. Harry?
Harry Schulman: Thanks, Al.

As we announced in February, our Board has been exploring strategic alternatives to enhance value for Applica’s stockholders. After evaluating a number of alternatives, we believe this transaction represents the best alternative. We believe the combined company will have a competitive market position, a more robust balance sheet and cash flows, and an excellent leadership team with a strong track record in building a successful business. Over the past year, Applica has made significant progress in our restructuring initiatives and our efforts are beginning to yield positive results, as you will see in our upcoming second quarter earnings release on August 3.
I’m encouraged that our financial performance has been improving steadily due to what we believe are some very proper and responsible actions to control costs and enhance performance. We have solidly restructured the organization, and the results are becoming evident. I’m also encouraged by our prospects for the second half of 2006, particularly in regards to progress on the restructuring program. However, in addition to performance improvement programs, we believe that enhanced scale is critical to succeed in today’s competitive environment. The proposed merger will enable us to become part of a larger organization with a greater breadth of products, a strengthened international presence, and an expanded retailer network, which we believe will allow us to better realize the value of our existing assets and take advantage of our strong brand equity.
In addition, we and Hamilton Beach/Proctor-Silex share a dedication to development of innovative products that serve consumers’ needs. We are confident that this transaction will enable us to continue to utilize our knowledge and abilities to deliver exceptional benefits to customers while offering stockholders the opportunity to participate in substantial value creation through Hamilton Beach, Inc. Overall, we believe this transaction is an excellent opportunity for Applica stockholders. We believe that today’s transaction represents the best opportunity to create long-term value for our stockholders. As a result of our initiatives, we anticipate a relatively smooth integration once the transaction is completed.
I am fully supportive of Mike and his strong management team and look forward to joining them to create a dynamic new organization. I will remain in my current role until the transaction is completed and then will continue to support the company as long as I am needed to assure a smooth transition.
And now, I will turn the call back to Al.
Al Rankin: Thank you very much, Harry. Now I’d like to introduce Dr. Michael Morecroft, the current Chief Executive Officer of Hamilton Beach/Proctor-Silex. Mike has more than 30 years experience in the small electric household appliance industry in both the U.S. and Europe. Mike has really been the driving force behind Hamilton Beach/Proctor-Silex’s current level of success, and he is an ideal person to lead this new public company. Mike will elaborate on some of the benefits of this transaction. Mike?
Dr. Mike Morecroft: Thank you, Al. Good morning and thank you for joining us.

We are all very excited here at the prospects that we believe will be created by the merger of Hamilton Beach/Proctor-Silex and Applica. This team is confident there are significant opportunities to be derived from this combination of both our operations and brand. We expect the new Hamilton Beach, Inc. to be a vibrant, dynamic, and highly successful company headquartered in Richmond, Virginia.
I anticipate being surrounded by a strong proven management team from Hamilton Beach/Proctor-Silex, reinforced by Applica personnel. I also expect to have many highly professional people working in all areas of the organization, supported by an employee base that is more than capable of achieving our mission. This very strong management team will be focused on attaining the cost synergies that I’m about to explain to you.
Specifically, we anticipate the new Hamilton Beach, Inc. will achieve pretax annual run-rate cost synergies of approximately $40 to $50 million. We also expect working capital efficiencies of around $40 million by the end of 2008. This includes efficiency in combination with the underlying profitability of our business to provide significant cash flow to deleverage the balance sheet while funding costs to achieve the synergies and anticipating further growth. We also believe that this transaction provides significant benefits to our retail customers. These benefits include enhanced (indiscernible), promotions, and branding activities as well as improvements in supply chain efficiency and logistics.
Further, we believe the products, brands and operations are complementary. For example, we expect a number of cross-selling and cross-branding opportunities to arise in the United States as well as Canada, where we, Hamilton Beach/Proctor-Silex, have considerable presence, and also in Latin America, where Applica has particular strengths.
Another example of complementary operations is in the two engineering organizations. Hamilton Beach/Proctor-Silex has a very strong U.S.-based engineering capability and is developing currently engineering presence in China. On the other hand, Applica has minimal U.S.-based engineering with a fairly well-established Chinese engineering organization.
We anticipate the new company will benefit from the improved efficiencies and return on invested capital as a result of initiatives made by Hamilton Beach/Proctor-Silex in recent years in restructuring, outsourcing manufacturing, together with optimization of the supply chain and our strengthened focus on retailers and business channels. At the same time, as Harry has already mentioned, Applica has also recently undertaken a number of restructuring efforts and today, Applica appears to be on a steady improvement track, poised to benefit from those initiatives. As I outlined previously, the combination of these two entities offers even more opportunity for improvement.
Overall, I believe this merger is a great opportunity, and our entire team is excited and energized to get going to make this combination a great success.
Now, if I may, I will turn the call back to Al.

Al Rankin: Thanks, Mike.
In conclusion, I want to reiterate our view at NACCO that this is a transaction which creates value for both NACCO’s and Applica’s stockholders. We believe the combined company will have strengthened prospects for success in the competitive small electric appliance industry, and we expect that the considerable cost synergies, exceptional management and broad portfolio of well-known brands will result in significant opportunities for profit enhancement and value creation over time.
As I previously said, we also believe that this transaction leaves NACCO in two strong businesses, each of which is focused on the key strategic and operating programs we have in place, as outlined in our Annual Report. We believe this transaction will enable investors in NACCO to have a focused investment in a strong company with leading positions in the forklift truck and coal mining industries and in which established revenue enhancement and profit improvement initiatives are helping us to realize increasingly our overall objective of long-term profit improvement.
The transaction also returns cash to NACCO in the form of a tax-free dividend from Hamilton Beach/Proctor-Silex prior to the spin-off. This combination of ownership in an independent Hamilton Beach and a strong NACCO Industries should provide excellent prospects for NACCO’s stockholders.
In summary, we believe this is a compelling strategic opportunity for NACCO and Applica, and obviously we are optimistic about the prospects of the successful combination and integration.
We thank you for joining us. Now, we’d like to turn to any questions that you may have.
+++ Q-and-A
Operator: (OPERATOR INSTRUCTIONS). Mitchell Spiegel, Credit Suisse.
Mitchell Spiegel: Just two questions — when you look at the new company on a pro forma basis, fully diluted, what is the approximate share count?
Al Rankin: I believe that it’s going to be something just under 11 million shares. Jim, do you have that number?
Jim Taylor: I do not have that number but I believe it’s in that range.
Al Rankin: 10.9 million is my recollection.
Mitchell Spiegel: Okay. You’re issuing — what’s the total amount of shares of NACCO A and B out today?

Al Rankin: It’s about 8.2 million shares.
Mitchell Spiegel: So you’re going to issue — so they get half the shares, so that’s 4 million and change and that’s going to be 75% of the company, right?
Al Rankin: No, they get half a share of A and half the share of B, so there will be 8.2 million shares in the hands of the NACCO shareholders.
Mitchell Spiegel: They are getting half shares though, right?
Al Rankin: Half a share of A and half a share of B, so effectively they will own 8.2 million total shares, A and B.
Mitchell Spiegel: Okay. When you look at the Applica business, can you give us sort of what you thought trailing EBITDA was and sort of what you think the valuation multiple is that you are paying?
Al Rankin: I think the best thing for you to do is to look at the financial numbers that are attached to the end of the press release; you can also look at Applica’s numbers and at the NACCO Web site, and you can certainly look at the EBITDA numbers by putting the pieces together, roughly speaking. I would emphasize, however, that in the case of Applica, that the company has had a very significant set of programs underway to enhance their performance and the forward-looking perspective, in the end, will be more important.
I think that both companies will be announcing their second-quarter earnings relatively soon. Then of course I would note that the small electric appliance industry is a very seasonal business and that the third and fourth quarters are by far the strongest quarters, so the real opportunity, as is always the case, lies in the second half for both Hamilton Beach and Proctor-Silex.
Mitchell Spiegel: Okay, thanks.
Operator: Farley Shiner, Scott & Stringfellow.
Farley Shiner: Thank you very much and congratulations to all of you.
When you go to list the new shares that are going to be out there, are you going to list both the — are you going to request listing both the A shares and the B shares for the Hamilton Beach company?
Al Rankin: The A shares will be listed and of course there will be a right among B share owners to convert to A shares if they wish to trade those shares in public markets.
Farley Shiner: So they will convert when people want to move them.

On the second quarter, you mentioned earnings coming out for both companies. Is Hamilton Beach going to do a separate earnings release for second quarter, given this transaction, or is it just going to be a NACCO — (multiple speakers)?
Al Rankin: Well, we will be — have a NACCO earnings release but you’ll find that our earnings release at NACCO is quite transparent with regard to the Hamilton Beach/Proctor-Silex business.
Farley Shiner: Okay. Finally, the Q3 close — it seems like, with the approvals that I would guess might need to be gotten, might be a little bit aggressive. Do you see a risk to that date, that this thing will fall over into the fourth quarter probably?
Al Rankin: Well, I think we said, in the press announcement, that our objective is to complete the transaction by the end of the third quarter, but as you are rightly suggesting, all of the pieces of that equation are not in our control. But certainly that’s our objective. I think Harry would agree with me that it’s important in any transaction of this nature to try to minimize the amount of time between the announcement of a combination and its actual closure. That’s clearly what our objective is. We think it’s a reasonable objective, but obviously we make no representation that we can necessarily meet that date.
Farley Shiner: Okay, it sounds like a wonderful transaction. Congratulations to all of you.
Al Rankin: Thank you very much. I appreciate your interest.
Operator: Bill Chappell, SunTrust Robinson Humphrey.
Bill Chappell: Good morning. Just looking at kind of the historicals in the press release, it looks like Hamilton Beach was doing maybe trailing 8 to 9% EBITDA margins, and obviously Applica was losing money over the past 12 months. When you look at the synergies, do you see the business just getting Applica up to where Hamilton Beach is, or can both businesses get closer to 10% EBITDA margins? How do you look at the synergies go-forward?
Al Rankin: I think the way I would answer that question is to say that, first, Applica has underway a number of programs that have not yet come to full fruition, and that without speaking for Harry that he has confidence in those programs to deliver improving results as the Applica business moves forward. We, obviously, in our due diligence, have examined that thoughtfully and carefully. We have a lot of confidence in the programs that are underway.
Secondly, as we have outlined in our earnings releases and annual reports — have been on an improvement track at Hamilton Beach/Proctor-Silex which we feel has been reaching an increasing state of maturity in terms of the programs that have been implemented there. There are a few that are still underway and full results are not yet evident, but they are well on their way as you can see from the financial numbers for — the historical financial numbers for Hamilton Beach/Proctor-Silex. And so, those would be our perspectives on the two businesses individually. Then, we would have the view that the synergy opportunities are overlaid on top of those two, in terms of the long-term objectives that I’m sure that Mike and his team will have as they move forward with this business.
Bill Chappell: Great. Maybe as you look forward, do you see lining up these different brands premium to sub premium or SKU rationalization as you move forward? And kind of how do you look at the category combining all of these brands together?
Al Rankin: At this time, I think it’s really important to recognize that, legally, these are two separate individual companies. They are going to be run independently until we close; that is a clear requirement. I think it would be premature as a result to speculate on the kinds of issues that you just asked about.
Bill Chappell: Okay, well, congratulations.
Al Rankin: Thank you very much.
Operator: David [Lieberman], SouthPoint Capital.
David Lieberman: Good morning and congratulations here. I wanted to just see if there’s any elaboration you can provide on the 40 to 50 million in regards to where would those synergies be coming from?
Al Rankin: You know, there are a broad range of sources of synergies. I think that perhaps the — I would focus first on the opportunities to enhance all of our purchasing and outsourcing costs. We expect to have headcount reductions, integration of IT systems. There are a whole variety of opportunities as you can imagine. We did a great deal of work to identify the synergy opportunities and we feel that the range that we outlined in the press release is a very realistic objective and plan for the management of the new company, and certainly the program that they are already beginning to put the detailed plans together to move forward on.
David Lieberman: Do these synergies numbers include bringing Applica margins — raising Applica’s margins higher or that could be another area of increment?
Al Rankin: Well, I think I would kind of leave it at what I’ve said at this point.
David Lieberman: Okay, thank you.
Operator: (OPERATOR INSTRUCTIONS).
Al Rankin: Okay, if there are no more questions, I think we would just thank all of you for joining in and participating in this call. I think I would just say for myself that we really look forward to closing this transaction and moving forward with the exciting opportunity that we think lies ahead for both NACCO shareholders, for Applica shareholders, and also for our employees and indeed for our customers whom we think can deliver a really enhanced value package to. So with that, we thank you and that’s all that I have.
Christina Kmetko: If you have any additional questions, please feel free to call me at 440-449-9669. Thank you.
Dr. Mike Morecroft: Thank you all.
Operator: This includes the presentation. You may all now disconnect. Good day.
Important Information
Investors and security holders are urged to read the registration statement on Form S-4 and the proxy statement/prospectus/information statement included within the registration statement on Form S-4 when it becomes available and any other relevant documents to be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction because they will contain important information about HB-PS Holding Company, Inc. (“Hamilton Beach/Proctor-Silex”), Applica Incorporated and NACCO Industries, Inc. and the proposed transaction.
Investors and security holders may obtain free copies of these documents when they become available through the website maintained by the SEC at www.sec.gov. In addition, the documents filed with the SEC by Applica Incorporated may be obtained free of charge by directing such requests to Applica Incorporated, 3633 Flamingo Road, Miramar, Florida 33027, Attention: Investor Relations ((954) 833-1000), or from Applica Incorporated’s website at www.applicainc.com. The documents filed with the SEC by Hamilton Beach/Proctor-Silex, may be obtained free of charge by directing such requests to HB-PS Holding Company, Inc., 4421 Waterfront Drive, Glen Allen, Virginia 23060, Attention: Investor Relations ((804) 527-7166), or from Hamilton Beach/Proctor-Silex’s website at www.hamiltonbeach.com. The documents filed with the SEC by NACCO Industries, Inc. may be obtained free of charge by directing such requests to NACCO Industries, Inc., 5875 Landerbrook Drive, Cleveland, Ohio 44124, Attention: Investor Relations ((440) 449-9669), or from NACCO Industries, Inc.’s website at www.nacco.com.
Applica Incorporated, Hamilton Beach/Proctor-Silex and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from Applica Incorporated stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the registration statement on Form S-4 and proxy statement/prospectus/information statement included within the registration statement on Form S-4. In addition, information about Applica

Incorporated’s directors, executive officers and members of management is contained in Applica Incorporated’s most recent proxy statement, which is available on Applica Incorporated’s website and at www.sec.gov. Additional information regarding the interests of such potential participants will be included in the registration statement on Form S-4, the proxy statement/prospectus/information statement contained therein and other relevant documents filed with the SEC.
The statements contained in this filing that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made subject to certain risks and uncertainties, which could cause actual results to differ materially from those presented in these forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. NACCO, Hamilton Beach/Proctor-Silex and Applica undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Among the factors that could cause plans, actions and results to differ materially from current expectations are, without limitation: (1) the ability to obtain governmental approvals of the proposed spin-off and merger on the proposed terms and schedule, (2) the failure to obtain approval of the merger from Applica stockholders, (3) the ability of the two businesses to be integrated successfully, (4) the ability of the new company to fully realize the cost savings and any synergies from the proposed transaction within the proposed time frame, (5) disruption from the spin-off and merger making it more difficult to maintain relationships with customers, employees or suppliers, (6) the failure to obtain New York Stock Exchange approval for the listing of Hamilton Beach, Inc.’s Class A common stock, (7) customer acceptance of the new combined entity, (8) changes in the sales prices, product mix or levels of consumer purchases of kitchenware and small electric household appliances, (9) bankruptcy of or loss of major retail customers or suppliers, (10) changes in costs, including transportation costs, of raw materials, key component parts or sourced products, (11) delays in delivery or the unavailability of raw materials, key component parts or sourced products, (12) changes in suppliers, (13) exchange rate fluctuations, changes in the foreign import tariffs and monetary policies, and other changes in the regulatory climate in the foreign countries in which NACCO, Hamilton Beach/Proctor-Silex and Applica buy, operate and/or sell products, (14) product liability, regulatory actions or other litigation, warranty claims or returns of products, (15) customer acceptance of changes in costs of, or delays in the development of new products, (16) delays in or increased costs of restructuring programs, (17) increased competition, including consolidation within the industry; as well as other risks and uncertainties detailed from time to time in NACCO’s and Applica’s respective Securities and Exchange Commission filings.